News Release

Alexco Implements Cost Savings Measures

May 31, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports it is implementing several cost cutting measures in response to the recent trend of decreasing silver and zinc prices. Workforce reductions, a capital projects roll-back, vendor discussions, deferral of new mine commissioning and executive salary cutbacks are all part of the plan to offset expected decreases in revenue due to lower metals prices. Guidance on silver production for 2013 remains unchanged.

Alexco President and Chief Executive Officer Clynt Nauman said, “While there are some that believe precious metals prices will rebound in the near term, we believe it is only prudent to do what we can to weather this period of lower prices. These measures are very painful to implement, as they will impact the lives of all our employees in one way or another, but hard as it is, I believe it is the only appropriate action to take given current conditions.”

An approximate 25% decrease in Alexco employees and positions at its Keno Hill Silver District site in Canada’s Yukon is effective May 31; approximately half of the 30 positions affected are currently vacant staff positions. There will be an additional 10% reduction in staff at the company’s Whitehorse and Vancouver offices. Executives of the Company will be reducing their take-home pay by 20%. Alexco’s cost-cutting analysis centered on current metal prices, cash flow contribution, and in the case of capital projects, selection of only those projects with acceptable return on capital investment in the current market. Consequently, commissioning of the Onek mine, which is essentially ready to go into production, will be deferred until metals prices - especially zinc and silver -return to a level closer to where they were six to twelve months ago. The Lucky Queen mine remains subject to regulatory approval of an amended waste rock management plan and once received, capital development decisions will be made in light of the prevailing price environment. Work will continue on a new preliminary economic assessment which covers all the operating and development properties, including the Flame & Moth property, which continues to show increasing importance. Exploration activities will remain largely unchanged from earlier plans, due to the availability of exploration funding from the flow through financing completed earlier in the year.

Nauman said that the capital and cost reduction measures are necessary for Keno Hill to achieve and maintain operating margins which allow continuation of District development, adding, “There are many variables ranging from metals price outlook to underlying fixed cost considerations involved in making these tough decisions, but this is the correct path for Alexco at this time. Return of operating focus to Bellekeno and modest continuation of our Flame & Moth exploration program will still position the Company to benefit from recovery of prices in the future.”

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun which has a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888

Rob McIntyre, Vice President Sustainability & Regulatory Affairs
Phone: (867) 336-3537

Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.